Exhibit 99.1

Nuvini Retires R$61 Million Debenture Facility in Full

SÃO PAULO, Brazil, July 07, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”) today announced that its operating subsidiary, Nuvini S.A., has repaid in full the principal amount of its R$61.0 million non-convertible debentures issued in 2021, at the facility’s scheduled maturity.

The repayment caps a multi-year deleveraging of the facility. The outstanding principal declined from R$61.0 million at year-end 2022 to R$51.1 million in 2023, R$40.7 million in 2024, and R$8.0 million in 2025, ahead of the final scheduled repayment. As of December 31, 2025, Nuvini reported a debt service coverage ratio of 5.1x against the facility’s 4.0x covenant threshold, as disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The facility carried financial covenants tied to leverage, EBITDA margin, and debt service coverage. During 2022 to 2024, the Company obtained waivers in connection with certain covenant measurements before returning to compliance; it remained in compliance through year-end 2025. Repayment of the principal at maturity releases the covenant obligations and liens over assets specific to this instrument.

“Repaying the principal of this facility in full at maturity releases its covenants and liens over our assets and gives us greater flexibility to allocate capital toward our acquisition strategy across Latin America,” said Pierre Schurmann, Chief Executive Officer of Nuvini. “This was one of the earliest instruments we used to build the platform we operate today.”

Debt Reduction and Balance Sheet

The full repayment of the principal is part of Nuvini’s focus on strengthening its capital structure as it scales its serial-acquirer model. The Company remains focused on acquiring profitable software businesses with strong recurring revenue and cash-flow generation across Latin America.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of software companies. The Company focuses on acquiring profitable software businesses with strong recurring revenue and cash-flow generation. Nuvini’s portfolio includes seven companies — Datahub, Effecti, Leadlovers, Ipê Digital, ONCLICK, Mercos, and Munddi — collectively serving over 22,400 customers. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries.

For more information, visit https://ir.nuvini.ai.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “strengthens,” “gives,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the effect of the debenture repayment on Nuvini’s balance sheet, covenants, and financial flexibility, and Nuvini’s acquisition strategy and business outlook.

These statements are based on various assumptions and on the current expectations of Nuvini’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nuvini. These forward-looking statements are subject to a number of risks and uncertainties, including Nuvini’s ability to realize the anticipated benefits of the debenture repayment; changes in applicable laws or regulations; the ability of Nuvini to comply with the financial covenants in its remaining financing arrangements; the possibility that Nuvini may be adversely affected by other economic, business, and/or competitive factors; foreign exchange rate fluctuations affecting Nuvini’s Brazilian-reais-denominated obligations; and other risks and uncertainties set forth in the section entitled “Risk Factors” in Nuvini’s most recent Annual Report on Form 20-F and other documents filed by Nuvini from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

If any of these risks materialize or any of Nuvini’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Nuvini presently does not know or that Nuvini currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Nuvini’s expectations, plans, or forecasts of future events and views as of the date of this press release. Nuvini anticipates that subsequent events and developments will cause its assessments to change. However, while Nuvini may elect to update these forward-looking statements at some point in the future, Nuvini specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Nuvini’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact

Nuvini Group Limited

Investor Relations

ir@nuvini.ai

https://ir.nuvini.ai